Exhibit 99.1

Mecox Lane Limited Announces Results of 2015 Annual General Meeting

SHANGHAI, June 5, 2015 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China, today announced that it held its annual general meeting of shareholders in Hong Kong on June 5, 2015.  Each of the proposals submitted for shareholders’ approval was approved.

Specifically, Mecox Lane’s shareholders approved the following proposals:

1.              Re-election of Mr. Fan Zhang as a Director and Chairman of the Company;

2.              Re-election of Ms. Yang Wang as a Director and Vice Chairman of the Company;

3.              Re-election of Ms. Ye Wang as a Director of the Company;

4.              Re-election of Mr. Yili Wu as a Director of the Company;

5.              Re-election of Mr. Yanshi Jin as a Director of the Company;

6.              Re-election of Mr. Xiongsheng Yang as a Director of the Company;

7.              Re-election of Mr. Xiaohua Li as a Director of the Company; and

8.              Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com